                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO. ________)*

                            BAKER, FENTRESS & COMPANY
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $1.00 PER SHARE
                         (Title of Class of Securities)

                                    057213100
                                 (CUSIP Number)

                                 Kurt Butenhoff
                           c/o Bear Sterns & Co. Inc.
                                 245 Park Avenue
                            New York, New York 10167
                        Telephone Number: (212) 272-6849
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                 March 31, 2000
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 057213100                 13D                       PAGE 2 OF 7 PAGES


       1  NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          MANDARIN, INC.


       2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (A)[ ]
                                                                         (B) X

       3  SEC USE ONLY


       4  SOURCE OF FUNDS*

          WC


       5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(D) OR 2(E)                                                [ ]

       6  CITIZENSHIP OR PLACE OF ORGANIZATION

          BAHAMAS


                          7       SOLE VOTING POWER

       NUMBER OF                  0

         SHARES           8       SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                  354,300

          EACH            9       SOLE DISPOSITIVE POWER
       REPORTING
         PERSON                   0

          WITH            10      SHARED DISPOSITIVE POWER

                                  354,300

      11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          354,300

      12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (SEE INSTRUCTIONS)                                                [ ]


      13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          5.45%  (SEE ITEM 5.)

      14  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          CO

CUSIP NO. 057213100                      13D                  PAGE 3 OF 7 PAGES

       1  NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          JOSEPH LEWIS


       2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (A)[ ]
                                                                         (B) X

       3  SEC USE ONLY


       4  SOURCE OF FUNDS*

          NOT APPLICABLE


       5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(D) OR 2(E)                                                [ ]

       6  CITIZENSHIP OR PLACE OF ORGANIZATION

          UNITED KINGDOM


                          7       SOLE VOTING POWER

       NUMBER OF                  0

         SHARES           8       SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                  354,300

          EACH            9       SOLE DISPOSITIVE POWER
       REPORTING
         PERSON                   0

          WITH            10      SHARED DISPOSITIVE POWER

                                  354,300

      11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          354,300

      12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (SEE INSTRUCTIONS)                                                [ ]


      13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          5.45%  (SEE ITEM 5.)

      14  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          IN

CUSIP NO. 057213100                    13D                    PAGE 4 OF 7 PAGES

       1  NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          JANE LEWIS

       2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (A)[ ]
                                                                         (B) X

       3  SEC USE ONLY


       4  SOURCE OF FUNDS*

          NOT APPLICABLE


       5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(D) OR 2(E)                                                [ ]

       6  CITIZENSHIP OR PLACE OF ORGANIZATION

          UNITED KINGDOM


                          7       SOLE VOTING POWER

       NUMBER OF                  0

         SHARES           8       SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                  354,300

          EACH            9       SOLE DISPOSITIVE POWER
       REPORTING
         PERSON                   0

          WITH            10      SHARED DISPOSITIVE POWER

                                  354,300

      11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          354,300

      12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (SEE INSTRUCTIONS)                                                [ ]


      13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          5.45%  (SEE ITEM 5.)

      14  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          IN

ITEM 1.           SECURITY AND ISSUER

         (i)      Name of Issuer: Baker, Fentress & Company ("Baker Fentress")

         (ii)     Address of the Principal Executive Offices of Baker Fentress:
                  One Rockefeller Plaza, New York, New York 10020

         (iii) Title of Class of Equity Securities to which this Statement relates: Common Stock, $1.00 par value per share (the "Common Stock")


ITEM 2.           IDENTITY AND BACKGROUND

         Mandarin, Inc. ("Mandarin") is a corporation organized under the laws of the Bahamas as an investment vehicle. The shareholders and directors of Mandarin are Joseph Lewis and Jane Lewis, who are permanent residents of the Bahamans and citizens of the United Kingdom. The business address of each of Mandarin, Joseph Lewis and Jane Lewis is c/o Cay House, P.O. Box N7776, Lyford Cay, New Providence, Bahamas, United Kingdom. The principle business of each of Joseph Lewis and Jane Lewis is private investments and serving as directors of Mandarin.

         During the last five years, neither Mandarin, Joseph Lewis or Jane Lewis has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of a competent jurisdiction and as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Mandarin used its working capital to purchase the shares of Common Stock described herein.

ITEM 4.  PURPOSE OF TRANSACTION

         Mandarin intends to hold the shares of Common Stock for investment purposes. Mandarin may, from time to time, acquire additional shares of Common Stock in the open market or in privately negotiated transactions subject to the availability of additional shares at prices deemed favorable, Baker Fentress' business or financial condition and other factors and conditions. Alternatively, Mandarin may sell all or a portion of the shares of Common Stock in the open market or in privately negotiated transactions.

         Except as set forth above in this Item 4, Mandarin has no present plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of Baker Fentress, or the disposition of securities of Baker Fentress; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving Baker Fentress or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of Baker Fentress or of any of its subsidiaries; (d) any change in the present board of directors or management of Baker Fentress, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of Baker Fentress; (f) any other material change in the issuer's business or corporate structure, including, but not limited to, any plans or proposals to make any changes in Baker Fentress' investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940; (g) changes in Baker Fentress' charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Baker Fentress by any person; (h) causing a class of securities of Baker Fentress to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) a class of equity securities of Baker Fentress becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.



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ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         Mandarin owns 354,300 shares of Common Stock, which constitutes approximately 5.45% of Baker Fentress' outstanding shares of Common Stock. Joseph Lewis and Jane Lewis, as the only shareholders of Mandarin, are the beneficial owners of the 354,300 shares of Common Stock. Mandarin, Joseph Lewis and Jane Lewis have shared power to vote and to dispose of the 354,300 shares of Common Stock.

         Set forth below are the number of shares, trading dates and average price per share for all purchases of Common Stock made by Mandarin within the past 60 days. All purchases were open market transactions and were effected on the New York Stock Exchange.


                Number        Trading            Price
                ------        -------            -----
                of Shares      Date            Per Share
                ---------      ----            ---------
                  25,000      2/29/00           10.4835
                   4,700      3/1/00            10.4875
                   7,000      3/2/00            10.8714
                   9,300      3/6/00            11.0298
                     300      3/8/00            11.05
                   3,100      3/9/00            11.05
                   3,000      3/10/00           11.05
                  15,900      3/13/00           11.05
                   3,700      3/14/00           11.05
                   1,300      3/15/00           11.05
                  57,000      3/27/00           12.00
                   1,300      3/28/00           12.00
                  81,300      3/29/00           12.00
                 100,000      3/30/00           12.00
                  26,600      3/31/00           12.00
                  14,800      4/6/00            12.42



         (d)      None.

         (e)      Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         None.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         None.


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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                 April 7, 2000
                                 -------------
                                 (Date)


                                 MANDARIN, INC.


                                 By: /s/ Joseph Lewis
                                     -------------------------------
                                 Name:  Joseph Lewis
                                 Title:  Director


                                 /s/ Joseph Lewis
                                 -----------------------------------
                                 Joseph Lewis


                                 /s/ Jane Lewis
                                 -----------------------------------
                                 Jane Lewis



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